Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

www.faegredrinker.com

November 20, 2020

VIA EDGAR TRANSMISSION

Ms. Kimberly Browning

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Preliminary Proxy Statements of each of Destra Granahan Small Cap Advantage Fund and Destra Flaherty & Crumrine Preferred and Income Fund (Registration No. 811-22417)

Dear Ms. Browning:

The following responds to the Staff’s comments that you provided by telephone on October 29, 2020 regarding the review of the preliminary proxy statements filed by each of the Destra Granahan Small Cap Advantage Fund and the Destra Flaherty & Crumrine Preferred and Income Fund (each, a “Fund” and collectively, the “Funds”) on Schedule 14A on October 21, 2020 (each, a “Proxy” and together, the “Proxies”).

For your convenience, the Staff’s comments are summarized below and each comment is followed by the Funds’ response.

All Funds

1.	Comment: Please fill in all blanks, brackets and otherwise missing information.

Response: The Funds have completed the blanks and brackets and finalized the outstanding information, to the extent currently possible.

2.

Comment: Pursuant to guidance provided by the Division of Corporation Finance and the Division of Investment Management (See. “Staff Guidance for Conducting Shareholder Meetings in Light of COVID-19 Concerns” (Last Updated on April 7, 2020)), the Staff takes the position that an issuer that “has already mailed and filed its definitive proxy materials can notify shareholders of a change in the date, time, or location of its shareholder meeting without mailing additional soliciting materials or amending its proxy materials if it: (i) issues a press release announcing such change; (ii) files the announcement as definitive additional soliciting material on EDGAR; and (iii) takes all reasonable steps necessary to inform other intermediaries in the proxy process (such as any proxy service provider) and other relevant market participants (such as the appropriate national securities exchanges) of such change.” Consequently, please revise the last paragraph of the “Dear Shareholder” letter, and any other disclosure accordingly. Further, please confirm that the Fund has reviewed applicable state law and its governing documents and determined that a virtual meeting is permitted. Finally, please explain how the Fund intends to notify market intermediaries or market participants of the conversion to a virtual meeting.

Mr. Kimberly Browning

November 20, 2020

Response: The last paragraph of each “Dear Shareholder” letter has been replace with the following, to make clear how the Funds will notify shareholders and market participants of a conversion to a virtual meeting, if necessary:

“We are concerned about your health and safety during the current coronavirus (COVID-19) pandemic, we intend to monitor the recommendations of public health officials and governmental restrictions as the situation continues to evolve. If we decide to hold the Special Meeting at a different time, in a different location, or partially or entirely by means of remote communication (i.e., a virtual meeting), we will announce any such updates by means of a press release, which will be posted on our website at http://www.destracapital.com/proxy-information. We encourage you to check the website prior to the Special Meeting if you plan to attend the Special Meeting. An announcement of any change will also be filed with the Securities and Exchange Commission via its EDGAR system.”

Although it currently intends to hold an in-person meeting, each Fund has reviewed applicable state law and its governing documents to confirm that a virtual meeting is permissible, if required.

3.	Comment: Please consider adding a Q&A to the “Important Information” section that addresses how the approval by shareholders would impact the management and operations of the Fund (e.g. objective, policies, and risks won’t change).

Response: The requested revision has been made, as necessary.

4.	Comment: Please clarify the last sentence of the section entitled “Terms of the Existing and New Advisory Agreement – Payment of Expenses.” The Staff notes that other disclosure indicates that an expense limitation agreement is in place, but the aforementioned sentence suggests that such an agreement may not exist.

Response: The Funds have revised the disclosure as requested.

5.

Comment: The Staff notes that the disclosure uses “materially the same,” “substantially the same” and “materially identical” to describe whether there are any differences between the existing and new agreements or the services to be provided under such agreements. Please revise the disclosure so that each use of the aforementioned disclosures are used consistently and appropriately.

Mr. Kimberly Browning

November 20, 2020

Response: The Funds have revised the disclosure, as appropriate.

6.	Comment: The Staff notes that current disclosure indicates that, among other things, services provided to a Fund under its new advisory and sub-advisory agreements are not “expected” to change if shareholders approve the proposals (e.g. “the Adviser Transaction is not expected to result in any change in the nature, extent and quality of services to be provided by Destra to the Fund”). Item 22(c)(8) of Schedule 14A requires that all material differences between a current and proposed contract be disclosed to shareholders. Consequently, please revise the disclosure to (i) comply with Item 22(c)(8) of Schedule 14A and (ii) remove any similar anticipatory statements. Furthermore, please represent to the Staff that each new advisory and sub-advisory agreement is materially the same as its respective current advisory and sub-advisory agreement counterpart.

Response: Each Fund confirms that its new advisory agreement and sub-advisory agreement is materially the same as its respective current advisory agreement and sub-advisory agreement counterpart.

The last paragraph of the section entitled “Factors Considered by the Trustees and their Recommendation – Nature, Extent and Quality of Service” for the Destra Granahan Small Cap Advantage Fund has been replaced with:

The Trustees also considered the impact that the Adviser Transaction is likely to have on the nature, extent and quality of services to be provided by Destra to the Fund under the New Advisory Agreement. In particular, the Trustees noted that the services required to be performed by Destra under the New Advisory Agreement are identical to the services that Destra is required to perform under the Existing Advisory Agreement. The Trustees also considered information provided by Destra indicating that the Adviser Transaction is not expected to result in any change in the personnel or resources of Destra that are involved in the performance of services for the Fund. Based on their review, the Trustees concluded that the nature, extent and quality of services expected to be provided to the Fund under the New Advisory Agreement are satisfactory.

The last paragraph of the section entitled “Factors Considered by the Trustees and their Recommendation – Nature, Extent and Quality of Service” for the Destra Flaherty & Crumrine Preferred and Income Fund has been replaced with:

The Trustees also considered the impact that the Adviser Transaction is likely to have on the nature, extent and quality of services to be provided by DFC to the Fund under the New Advisory Agreement. In particular, the Trustees noted that the services required to be performed by DFC under the New Advisory Agreement are identical to the services that Destra is required to perform under the Current Advisory Agreement. The Trustees also considered information provided DFC indicating that the Adviser Transaction is not expected to result in any change in the personnel or resources of DFC that are involved in the performance of services for the Fund. Based on their review, the Trustees concluded that the nature, extent and quality of services expected to be provided to the Fund under the New Advisory Agreement are satisfactory.

Mr. Kimberly Browning

November 20, 2020

7.	Comment: In the section entitled “Factors Considered by the Trustees and their Recommendation – Cost of Services and Profitability,” the disclosure states that “[T]he Trustees noted that Destra’s expenses and profitability under the New Advisory Agreement are expected to be substantially the same as under the Existing Advisory Agreement.” Please clarify this disclosure, including what is meant by “substantially the same.”

Response: The aforementioned statement has been replaced with: “The Trustees noted that Destra estimates that its expenses and profitability under the New Advisory Agreement will be same as its expenses and profitability under the Existing Advisory Agreement.”

8.	Comment: Current disclosure in the sections entitled “Factors Considered by the Trustees and their Recommendation – Fees and Expenses” and “Expense Agreements” implies that a Fund’s existing expense limitation agreement will simply continue after the termination of its existing advisory agreement. Please clarify the disclosure to make it clear to shareholders that any existing expense limitation agreement will terminate upon the termination of an existing advisory agreement and any replacement expense limitation agreement would have to be approved by the Board of Trustees.

Response: The second paragraph of the section entitled “Factors Considered by the Trustees and their Recommendation – Fees and Expenses” for the Destra Granahan Small Cap Advantage Fund has been replaced with:

The Trustees considered the fact that the New Advisory Agreement and the Existing Advisory Agreement contain identical fee structures, and that the Adviser Transaction and the New Advisory Agreement are not expected to have any impact on the Fund’s expense ratio or individual operating expenses. The Trustees also noted that upon termination of the Existing Advisory Agreement, the “Current Expense Agreement,” as defined below, will also terminate. Pursuant to the Current Expense Agreement, Destra agrees to reduce its fees and/or absorb expenses of the Fund to ensure that total fund operating expenses after fee waiver and/or reimbursement do not exceed certain agreed upon levels. The Trustees considered the fact that if the Trust enters into the New Advisory Agreement, then Destra has agreed to enter into a new Expense Agreement with the Fund on the same terms and conditions as the Current Expense Agreement. The new Expense Agreement will be subject to Board approval.

Mr. Kimberly Browning

November 20, 2020

9.	Comment: Please revise disclosures pertaining to the limitation of liability to include “bad faith”, as necessary and appropriate.

Response: The requested revision has been made, as necessary.

10.	Comment: Pursuant to Item 22(c)(3) of Schedule 14A, please disclose in the section entitled “Additional Information Pertaining to [Adviser/Sub-Adviser],” the names and addresses of all parents of the adviser or sub-adviser and show the basis of control of the adviser or sub-adviser and each parent by its immediate parent. Additionally, if any named person is a corporation, please show the percentage owned by its parent.

Response: The requested revisions have been made, as appropriate.

11.	Comment: Please revise the following paragraph (and any similar paragraph), as necessary, to comply with Item 22(c)(6) of Schedule 14A:

[As of the Record Date, no officer or Trustee owns securities of, or has any other material direct or indirect interest in, Destra or any person controlling, controlled by or under common control with Destra. As of the Record Date, no Trustee has had any material interest, direct or indirect, in any material transaction, proposed or otherwise, since the beginning of the Fund’s fiscal year ended September 30, 2020, to which Destra was a party.]

Response: The disclosure has been revised as requested.

12.	Comment: Please advise the Staff as to whether any Fund is currently being reimbursed under its respective expense limitation agreement. To the extent that a Fund is being reimbursed, please add disclosure explaining what will transpire when such Fund’s expense limitation agreement is terminated (i.e. will the adviser recoup eligible waived fees at the time of termination). Furthermore, please revise the disclosure to clarify that the expense limitation agreement is a separate agreement from a Fund’s advisory agreement.

Response: Destra Granahan Small Cap Advantage Fund is currently being reimbursed under its expense limitation agreement and the disclosure has been revised to explain that, subsequent to the termination of the Fund’s current expense limitation agreement, Destra will be permitted to seek recoupment of any management fees waived or expenses reimbursed under such expense agreement for a period of up to three years from the date the fee was waived and/or expense assumed, so long as such reimbursement does not result in the Fund exceeding an expense ratio equal to the Fund’s then-current expense caps or the expense caps that were in place at the time the fee was waived and/or expense assumed by Destra.

Mr. Kimberly Browning

November 20, 2020

13.	Comment: The column of each Fund’s “Investment Sub-Advisory Fees” exhibit(s) that discloses the sub-advisory fee rate paid to the Fund’s respective sub-advisor(s) as of the most recently completed fiscal year, indicates that such fee rate is calculated “after waivers and reimbursements and/or recoupment, if any”. Please advise the Staff as to why it is accurate to calculate the fee rate in that way or delete.

Response: The parenthetical has been deleted as requested.

14.	Comment: Current disclosure states that the closing of the Adviser Transaction “is contingent upon, among other things, the approval of [a] Fund’s new investment advisory agreement by shareholders.” Please revise the disclosure to further explain what “other things” on which the closing is contingent or delete the disclosure.

Response: The disclosure has been deleted as requested.

15.	Comment: The Staff notes that current disclosure suggests that each Fund has multiple investment objectives. Please revise the disclosure to clarify that each Fund has only one investment objective. Further, when listing what will not change if shareholders approve a Fund’s new advisory agreement, please include “risks” in that list (e.g. “the Fund’s investment objectives, risks and investment strategies will not change”).

Response: Each Fund has revised the disclosure as requested.

16.	Comment: Please consider adding page identifiers to the “Important Information” section. Furthermore, please redefine any terms that may have been defined in the “Dear Shareholder” letter.

Response: Each Fund has added page identifiers as requested.

17.	Comment: Please consider adding a Q&A to the “Important Information” section that explains whether a proposed expense limitation agreement is substantially the same as a Fund’s current expense limitation agreement. To the extent that there are material differences, please disclose.

Response: The disclosure has been revised as requested.

18.	Comment: Please revise all disclosure relating to the payment of proxy-related expenses, to clarify that such expenses include the costs associated with soliciting shareholders. Further, to the extent that such disclosure states that expenses will “ultimately” be paid by a certain party, please delete the word “ultimately.”

Response: The disclosure has been revised as requested.

Mr. Kimberly Browning

November 20, 2020

19.	Comment: In the section entitled “Factors Considered by the Trustees and their Recommendation – Performance,” the disclosure states that “[T]he Trustees also considered information which indicates that the Adviser Transaction is not expected to have any impact on performance of the Fund.” Please add disclosure to clarify what information was considered by the Trustees, as well as the source of such information.

Response: The referenced sentence for the Destra Granahan Small Cap Advantage Fund has been replaced with the following:

The Trustees concluded that the Adviser Transaction is not likely to impact performance of the Fund because (i) the Fund is managed by a sub-advisor, (ii) the services required to be performed by Destra under the New Advisory Agreement are identical to the services that Destra is required to perform under the Existing Advisory Agreement and (iii) the Adviser Transaction is not expected to result in any change in the personnel or resources of Destra that are involved in the performance of services for the Fund.

The referenced sentence for Destra Flaherty & Crumrine Preferred and Income Fund has been replaced with the following:

The Trustees concluded that the Adviser Transaction is not likely to impact performance of the Fund because (i) the Fund is managed by a sub-advisor, (ii) the services required to be performed by DFC under the New Advisory Agreement are identical to the services that Destra is required to perform under the Current Advisory Agreement and (iii) the Adviser Transaction is not expected to result in any change in the personnel or resources that are involved in the performance of services for the Fund.

20.	Comment: To further clarify how a shareholder can revoke their proxy, please include the address of the secretary.

Response: The disclosure has been revised as requested.

21.	Comment: Please delete or revise the last sentence of the second paragraph in the section entitled “Proxies, Quorum and Voting at the Special Meeting,” as the Funds are recording internet and telephone votes.

Response: The aforementioned sentence has been deleted.

22.

Comment: Disclosure in the section entitled “Proxies, Quorum and Voting at the Special Meeting – Quorum” states that “For purposes of determining the presence of a quorum, abstentions, broker “non-votes” or withheld votes will be counted as present.” The Staff notes that broker non-votes should not be counted for quorum purposes for meetings solely related to non-routine matters. Consequently, please revise the disclosure accordingly.

Mr. Kimberly Browning

November 20, 2020

Response: The disclosure has been revised as requested.

23.	Comment: Please add disclosure to advise shareholders how abstentions will be voted.

Response: Each Fund respectfully directs the Staff to its respective “Quorum” section, where it states that “[A]bstentions will have the effect of a “no” vote.”

24.	Comment: Disclosure in the section entitled “Proxies, Quorum and Voting at the Special Meeting – Quorum” also states that the chairperson of the special meeting may adjourn such meeting (from time to time in his or her discretion) in order to solicit additional proxies. The Staff notes that pursuant to Rule 14a–4 of the Securities and Exchange Act of 1934, any adjournment requires a vote. Consequently, please revise the sentence as appropriate.

Response: The disclosure has been revised as requested.

25.	Comment: Please explain why it is appropriate to count withheld votes when calculating quorum.

Response: The disclosure has been revised as requested.

26.	Comment: Please supplementally confirm to the Staff that no party will seek reimbursement for any payment of expenses made in connection with the Proxies.

Response: Destra Capital Advisors LLC (“Destra”) will not seek any reimbursement from any Fund for any payment of expenses made in connection with the Proxies.

27.	Comment: Please provide a copy of the proxy card and note that the Staff may have additional comments.

Response: Each Fund has included a copy of the proxy card and understands that the Staff may have additional comments.

28.	Comment: Please define, in all instances, the term “cross-selling.”

Response: In each instance, the term “cross-selling opportunities” has been replaced with “opportunities to market additional services to their existing clients and to Fund shareholders.”

29.	Comment: Please revise the disclosure to explain why Destra Capital Management LLC (“DCM”) has agreed to buy back Continuum Funds Holdings, LLC’s (“Continuum”) control features and equity stake in DCM and why Continuum is selling?

Mr. Kimberly Browning

November 20, 2020

Response: The disclosure has been revised to disclose that DCM is buying back Continuum’s control features and equity stake to make a portion of its equity available for key personnel and to manage its operations independently from Continuum.

30.	Comment: Please consider adding a Q&A to the “Important Information” section, similar to that which is included for the advisory fee rate, about the sub-advisory rate.

Response: The disclosure has been revised as requested.

31.	Comment: As it relates to the payment of the chief compliance officer (“CCO”) compensation, please revise each Proxy to:

(i) Include the amount of the compensation.

(ii) Clarify whether the compensation will be the responsibility of the Trust or the Funds, including how the cost will be allocated between the Funds.

(iii) Disclose any considerations adverse to the proposed change in responsibility, along with the Board’s determinations on such adverse considerations. If the Board did not consider anything adverse, please explain why they did not.

Response:

(i)	The disclosure has been revised as requested.

(ii)	The disclosure has been revised to clarify that the compensation of the CCO is the responsibility of the Trust and will be allocated to the Funds based on each Fund’s respective assets under management (“AUM”), subject to each Fund’s respective expense limitation agreement.

(iii)	The Board considered the fact that the change in responsibility for these payments will not increase the Funds’ annual operating expenses because the Funds will be reimbursed for such payments pursuant to their expense limitation agreement. The Board also noted that, given current AUM in the Funds and the prospects for growth in AUM, there would not be an adverse consequence to the proposed change in responsibility for these payments during the term of the new advisory agreement and the term of the new limitation agreement.

32.	Comment: The last sentence of the seventh paragraph of the “Dear Shareholder Letter” states that while the New Advisory Agreement does not increase the rate of the advisory fees payable by the Fund, it may have the effect of increasing the total annual operating expenses borne by the Fund. Please clarify this sentence to not only disclose whether it does or does not increase the total annual operating expenses, but also explain why. Further, the Staff asks that the Funds consider adding a cross-reference to the pro forma expense tables.

Mr. Kimberly Browning

November 20, 2020

Response: Each Fund has revised the disclosure to clarify that the total annual operating expenses will not increase due to the Trust being responsible for the payment of the compensation of the chief compliance officer of the Trust under the New Advisory Agreement, rather than the adviser. Furthermore, the Funds have added the requested cross-reference.

33.	Comment: Please move each “Pro Forma Expenses” exhibit to before its respective “Investment (Sub-)Advisory Fees” exhibit.

Response: The requested revision has been made.

34.	Comment: Please confirm to the Staff that there is no monetary benefit to any officer or trustee, as a result of the Continuum transaction.

Response: The Continuum transaction will eventually result in certain officers receiving an equity allocation in DCM as a part of their compensation for their roles in DCM.

35.	Comment: Please revise the tables included in the “Pro Forma Expenses” exhibits so that the pro forma information is both complete and included in the same table as the “Actual Fees.”

Response: The revisions have been made as requested.

36.	Comment: The Staff notes that “Other Expenses” should not be estimated in the “Pro Forma Fees under New Advisory Agreement” table. Consequently, please revise.

Response: The disclosure has been revised as requested.

Destra Flaherty & Crumrine Preferred and Income Fund

37.	Comment: Please confirm whether it is expected that the Fund will retain the same name or whether it will change.

Response: The Fund confirms that it will retain the same name.

38.	Comment: The Proxy includes references to the Fund’s “investment philosophy.” The Staff suggests the Fund either delete or define the term, as it not a term that is used in Form N-1A.

Response: The Fund has deleted references to the Fund’s “investment philosophy.”

39.

Comment: Please provide the Staff with additional information regarding the transaction between Destra and Flaherty & Crumrine Incorporated (“Flaherty”), including information regarding: (i) the compensation received by both parties, (ii) any other benefits enjoyed by the parties (e.g. increased sub-advisor control, increase in profits) and (iii) how the new adviser was capitalized. Additionally, please expand the disclosure to inform shareholders of these details.

Mr. Kimberly Browning

November 20, 2020

Response: Each party will split the compensation, net of expenses, equally. Expenses will also be shared equally. Flaherty will have an ownership stake in DFC, the Fund’s investment adviser, which will result in more control of the investment adviser by the sub-adviser. The disclosure has been expanded to disclose these details, as requested.

40.	Comment: In the “Factors Considered by the Trustees and their Recommendation” section, please add disclosure that explains that DFC has no experience managing registered funds and why it was deemed appropriate for the entity to become the Fund’s investment adviser. Additionally, please further explain the considerations and the conclusion of the Board that a change in investment adviser is in the best interests of shareholders (i.e. explain how the ability to offer collaborative services is appropriate and adequate to make such a change).

Response: The disclosure has been revised to emphasize DFC’s lack of experience and to explain the benefits of the DFC co-ownership arrangement. As stated in the existing and revised disclosure, the same personnel and resources that were applied by Destra to the performance of services for the Funds under the existing advisory agreement will be applied by DFC to the performance of advisory services under the new advisory agreement. In addition, Flaherty & Crumrine, as a co-owner of DFC, will be in a position to support DFC in the performance of advisory services by applying its own expertise and resources. Flaherty & Crumrine has considerably more personnel and resources than DFC, and the Board believes that Flaherty & Crumrine is a leading manager in the preferred and income asset class. As a result, the Board concluded that the co-ownership arrangement has the potential to enhance the quality of advisory services provided to the Fund and to increase Flaherty & Crumrine’s level of commitment to the Fund.

41.	Comment: Please explain to the Staff why it is appropriate and not misleading to seek shareholder approval of a new investment advisory agreement with an investment adviser that is not yet registered as an investment adviser.

Response: The Fund notes that the registration of DFC Preferred Advisors LLC was effective as of November 9, 2020.

42.	Comment: Please explain to the Staff why Section 15(f) of the Investment Company Act of 1940 (the “1940 Act”) does not apply to the transaction.

Response: Section 15(f)(1) of the 1940 Act provides a non-exclusive safe harbor for investment advisors that was adopted in response to a court case relating to an advisor’s fiduciary duty in connection with the transfer of an advisory contract to another adviser for profit. In establishing DFC Preferred Advisors LLC, the Fund’s proposed new investment adviser, Destra did not receive any compensation. Consequently, the Fund respectfully submits that Section 15(f)(1) of the 1940 Act is not applicable to the transaction.

Mr. Kimberly Browning

November 20, 2020

43.	Comment: Please expand the answer to the question of “What are the primary reasons that the Board of Trustees has recommended retaining DFC as the Fund’s new investment manager?” under the section entitled “IMPORTANT INFORMATION,” to include the reasons that the Board is recommending DFC versus just the factors considered by the Board.

Response: The requested disclosure has been added.

44.	Comment: The last paragraph under “Information about DFC,” suggests that non-material payments may have been made. To the extent that non-material payments were made, please advise the Staff.

Response: There were no payments made to DFC during the Fund’s last fiscal year.

45.	Comment: Please revise the disclosure to indicate whether the Board considered (i) an adviser other than DFC or (ii) a sub-adviser other than Flaherty. To the extent that the Board only considered DFC and/or Flaherty, please explain to the Staff why no other adviser or sub-adviser was considered.

Response: Disclosure has been revised to state that the Board did not consider an adviser other than DFC or a sub-adviser other than Flaherty & Crumrine. Note that consideration of the new advisory and sub-advisory agreements was triggered by the change of control transaction and the resulting automatic termination of the existing agreements. Because the Board concluded that the new advisory agreement with DFC and the new sub-advisory with Flaherty & Crumrine are in the best interests of the Fund and its shareholders, the Board did not consider other potential advisers or sub-advisers. Although DFC is a newly-formed adviser, it is managed by the Adviser and owned by the Adviser and Flaherty & Crumrine. As a result, the Board concluded that the new advisory agreement with DFC would provide continuity; that there would not be a reduction in the nature and quality of advisory services; and that the participation of Flaherty & Crumrine in DFC has the potential to enhance the quality of advisory services provided to the Fund.

46.	Comment: Please confirm whether “Destra” should be replaced with “DFC” in the last sentence of the section entitled “Factors Considered by the Trustees and their Recommendation – Cost of Services and Profitability” and revise as necessary.

Response: The Fund confirms that the aforementioned reference should be “DFC” and has revised the disclosure accordingly.

Mr. Kimberly Browning

November 20, 2020

47.	Comment: Please revise the considerations of the Board, as necessary, to disclose any considerations adverse to the proposed changes. If the Board did not consider anything adverse, please explain to the Staff.

Response: The requested disclosure has been added. The adverse conditions relate to recent formation of DFC; average Fund performance within peer group during the year-ended August 31, 2020 as compared to stronger performance in prior periods; and lack of growth in assets under management resulting in a relatively high expense ratio and inability to achieve economies of scale.

48.	Comment: Please revise the “Expense Agreements” section to explain the terms and any material differences between the current and new expense limitation agreements. Additionally, please revise this section, as necessary, to align with similar disclosure in the proxies filed by the other Funds.

Response: The disclosure has been revised as requested.

49.	Comment: In the section entitled “Affiliated Brokerage, Other Fees and Trustee/Officer Interest,” please clarify (i) the second sentence of the first paragraph and (ii) the third paragraph.

Response: The disclosure has been revised as requested.

50.	Comment: The Staff notes that Footnote number 3 does not appear in the “Pro Forma Fees under New Advisory Agreement” table. Please add the footnote to the table, where or appropriate, or delete.

Response: The footnote has been deleted.

*     *     *     *     *

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-2959.

Sincerely,

/s/ Joshua B. Deringer

Joshua B. Deringer